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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                          SOLICITATION/RECOMMENDATION
                    STATEMENT UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                            PATHOGENESIS CORPORATION

                           (Name of Subject Company)

                            PATHOGENESIS CORPORATION

                       (Name of Person Filing Statement)

                            ------------------------

                         COMMON STOCK, $0.001 PAR VALUE

                         (Title of Class of Securities)

                                  70321E 10 4

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                WILBUR H. GANTZ
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            PATHOGENESIS CORPORATION
                            201 ELLIOTT AVENUE WEST
                           SEATTLE, WASHINGTON 98119
                                 (206) 467-8100

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                            ------------------------

                                    COPY TO:

                              DAVID M. SILK, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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/ /  CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
     MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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ITEM 1. SUBJECT COMPANY INFORMATION.

    The name of the subject company is PathoGenesis Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 201 Elliott Avenue West, Seattle, Washington 98119. The telephone number of the Company at its principal executive offices is (206) 467-8100.

    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Statement") relates is the Common Stock, par value $0.001 per share, of the Company (the "Common Stock") and the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of June 26, 1997, and amended on March 8, 1998, April 13, 1999 and August 18, 2000 (the "Rights Agreement"), by and between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent"). As of August 18, 2000, there were 16,627,661 shares of Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

    This Statement relates to the tender offer by Picard Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Chiron Corporation, a Delaware corporation ("Chiron"), to purchase all of the outstanding shares of Common Stock and the associated Rights (shares of Common Stock together with any associated Rights are referred to in this Statement as the "Shares"), at a purchase price of $38.50 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated August 21, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by the Purchaser with the Securities and Exchange Commission on August 21, 2000.

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated August 13, 2000, by and among Chiron, the Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation and will be a direct wholly owned subsidiary of Chiron. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Chiron, any of its subsidiaries (including the Purchaser), the Company (as treasury stock), and Shares held by stockholders who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer (the "Merger Consideration"). The Merger Agreement is summarized in
Section 11 of the Purchaser's Offer to Purchase.

    The Schedule TO states that the principal executive offices of Chiron and the Purchaser are located at 4560 Horton Street, Emeryville, California 94608.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the "Information Statement") pursuant to Rule 14f-1 under the Securities

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Exchange Act of 1934 that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and
(1) the Company's executive officers, directors or affiliates or (2) the Purchaser, Chiron or their respective executive officers, directors or affiliates.

    THE MERGER AGREEMENT. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 13, respectively, of the Offer to Purchase and filed as an exhibit to the Schedule TO, which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

    THE CONFIDENTIALITY AGREEMENT. The summary of the confidentiality agreement (the "Confidentiality Agreement") dated August 8, 2000, contained in Section 11 of the Offer to Purchase and filed as an exhibit to the Schedule TO, which is being mailed to stockholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

    THE COLLABORATION AGREEMENT. The summary of the Collaboration Agreement dated as of December 15, 1999 by and between Chiron and the Company, contained in Section 11 of the Offer to Purchase and filed as an exhibit to the Schedule TO which is being mailed to stockholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Collaboration Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

    EFFECTS OF THE OFFER AND THE MERGER UNDER COMPANY STOCK PLANS AND AGREEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS.

    OPTIONS. Pursuant to the terms of the Company's stock option plans and related option agreements, all options to purchase Shares (each, a "Company Option") granted to employees and directors under these plans will vest upon acceptance for payment of Shares pursuant to the Offer (the "Acceptance Date"). The Merger Agreement provides that at the Effective Time, each holder of an outstanding and unexercised Company Option will have the right to receive, in full satisfaction of each Company Option, cash in an amount equal to the number of Shares subject to such Company Option times the excess, if any, of the Offer Price over the exercise price per Share of the Company Option (the "Option Cash-Out Right"), less applicable withholding taxes. The values, based upon the Offer Price, of Company Options held by Wilbur H. Gantz, A. Bruce Montgomery, Alan R. Meyer, Marc F. Wipperman, William R. Baker, and Dinendra M. Sen that are expected to vest on the Acceptance Date are $6,142,204, $1,771,891, $1,562,500, $1,227,188, $1,363,344 and $1,381,250.

    In the Merger Agreement, Chiron has agreed that prior to the Effective Time, each holder of a Company Option shall have the right to elect, in lieu of such Option Cash-Out Right, to cause each and every Company Option held by such holder to be converted, at the Effective Time, into options (each, a "Chiron Option") to purchase a number of shares of common stock of Chiron, par value $0.01 per share ("Chiron Shares"), equal to the number of Shares subject to the original Company Option times the Conversion Ratio (as defined below), at a per Chiron Share exercise price equal to the per share exercise price of the original Company Option divided by the Conversion Ratio (as defined below) (the "Option Rollover Right"). However, (1) any holder who elects the Option Rollover Right will be required to waive such holder's right to accelerated vesting of all of the Company Options held

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by such holder on the Acceptance Date and the Effective Time or as a result of any other event contemplated by the Merger Agreement, and any Chiron Options issued upon the conversion of Company Options held by such holder that had not become vested and exercisable prior to the Acceptance Date will vest and become exercisable only in accordance with the original terms of such Company Options and (2) at the Effective Time Chiron will grant to such holder an option (each, a "New Chiron Option") to purchase a number of Chiron Shares equal to the product of (x) the number of Chiron Shares subject to Chiron Options issued upon conversion of all unvested and unexercisable Company Options held by such holder and (y) 0.30. The New Chiron Options will have a vesting schedule and a per Chiron Share exercise price determined as of the Effective Time in accordance with the Chiron 1991 Stock Option Plan, as amended; provided, that such New Chiron Options shall vest and become exercisable with respect to no less than 25% of the Chiron Shares subject to such option on each anniversary of the grant date and shall have an exercise price per share of no more than the fair market value per share of Chiron Shares on the grant date.

    In the event that any holder of Company Options is terminated within twelve months after the Effective Time other than for cause or terminates within thirteen months following the Effective Time pursuant to "good reason" (as defined in any applicable employment or severance agreement), then each Chiron Option received upon conversion of a Company Option will immediately become exercisable and vested and will be converted into the right to receive cash in an amount equal to the product of (x) the number of Chiron Shares subject to such Chiron Option and (y) the excess, if any, of the Average Chiron Price (as defined below) over the exercise price per Chiron Share for such Chiron Option. As used herein, the term "Conversion Ratio" means the ratio of the Offer Price to the average (the "Average Chiron Price") of the closing prices per Chiron Share on the NASDAQ Stock Market ("Nasdaq") for the five consecutive trading days immediately preceding the Effective Time.

    EMPLOYEE STOCK PURCHASE PLAN. Prior to entering into the Merger Agreement, the Company amended its Employee Stock Purchase Plan to provide that participants in the plan will not be allowed to make new deposits in their accounts following the Acceptance Date. Participants will be deemed to have exercised their rights to purchase Shares with amounts remaining in their accounts immediately prior to the Effective Time and the Employee Stock Purchase Plan will terminate immediately prior to the Effective Time.

    INTERESTS OF CERTAIN PERSONS. Certain members of the Company's management and the Board of Directors of the Company (the "Board" or the "Board of Directors") may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company shareholders and option holders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

    CHANGE IN CONTROL AGREEMENTS. Messrs. Gantz, Montgomery, Meyer, Wipperman, Baker and Sen and certain other officers are each a party to a Change in Control Employment Agreement (the "Change in Control Agreements") with the Company. A "change in control" for purposes of the Change in Control Agreements will occur on the Acceptance Date and Chiron has acknowledged that the purchase of Shares will constitute "Good Reason" for Messrs. Gantz and Meyer and one other officer under their Change in Control Agreements.

    Under the Change in Control Agreements, benefits will become payable if, within two years following a "change in control," the executive's employment terminates and the termination was by the Company without cause, or by the executive for "good reason" (which includes assignment to the executive of any duties inconsistent with such executive's position, authority or responsibilities or actions that result in a diminution in such position, authority, duties or responsibilities, relocation, loss of benefits or other changes and any termination by the executive for any reason during the 30-day period immediately following the first anniversary of the Acceptance Date). The principal benefits to be

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provided to the executives under the Change in Control Agreements are a lump-sum payment equal to two years (three years in the case of Mr. Gantz) base salary and annual bonus, a pro rata annual bonus for the year of termination, and certain other benefits, including immediate vesting of all unvested options, two years of welfare benefit continuation and outplacement assistance. In addition, the agreements provide that if the executive would be subject to any excise tax under the Internal Revenue Code of 1986, as amended on excess parachute payments, the Company shall provide the executive with a tax reimbursement payment to make the executive whole on an after-tax basis for such excise tax. Assuming that the Acceptance Date occurs on September 30, 2000, the severance benefits (any lump sum payment payable and any pro-rata bonus, but excluding the value attributable to welfare benefit continuation, outplacement assistance and other benefits and without taking into account the amount, if any, of any tax reimbursement payment) that would be payable to Mr. Gantz, Dr. Montgomery, Mr. Meyer, Mr. Wipperman, Dr. Baker and Mr. Sen if their employment were terminated in accordance with the terms of their respective Change in Control Agreements would be approximately $2,007,574, $905,820, $759,190, $682,520,
$615,850 and $646,683, respectively.

    EMPLOYEE BENEFITS. The Merger Agreement provides that through December 31, 2001, Chiron will provide, or will cause to be provided, to current and former employees of the Company and its subsidiaries ("Company Employees") compensation and employee benefits that are, in the aggregate, not less favorable than those provided to Company Employees immediately before the Acceptance Date. The Merger Agreement also provides that for purposes of eligibility and vesting and levels of benefits under the employee benefit plans of Chiron and its affiliates providing benefits to any Company Employee after the Acceptance Date, each Company Employee will be credited with his or her years of service with the Company and its affiliates before the Effective Time, to the same extent as such Company Employee was credited before the Effective Time under similar benefit plans of the Company.

    INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. The Merger Agreement provides that the indemnification provisions of the Company's Certificate of Incorporation or By-laws as in effect at the Acceptance Date will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees or agents of the Company. From and after the Acceptance Date, each of Chiron and the Company and, from and after the Effective Time, the Company, will, to the fullest extent permitted under applicable law, indemnify and hold harmless each present and former director, officer, employee and agent of the Company or any of its subsidiaries against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any action or omission occurring or alleged to occur prior to the Effective Time or the Merger or the other transactions contemplated by the Merger Agreement or arising out of or pertaining to the transactions contemplated by the Merger Agreement to the fullest extent that the Company would have been permitted under Delaware law and the Company's Certificate of Incorporation and By-laws in effect on the date of the Merger Agreement.

    For a period of six years after the Effective Time, Chiron will cause to be maintained in effect the current (or comparable) policies of directors' and officers' liability insurance maintained by the Company and its subsidiaries with respect to matters arising on or before the Effective Time, but if the existing current policies expire, are terminated or cancelled during such six-year period, Chiron will obtain as much coverage as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of two times the premiums paid by the Company as of the date of the Merger Agreement.

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ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION OF THE BOARD.

    The Board, at a meeting held on August 13, 2000, unanimously approved and declared advisable the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, approved the acquisition of the Shares by the Purchaser pursuant to the Offer and the other transactions contemplated by the Merger Agreement and exempted the Merger Agreement and the transactions contemplated thereby from the restrictions of Section 203 of the DGCL
("Section 203"). At this meeting, the Board unanimously recommended that the Company's stockholders accept the Offer and tender their shares pursuant to the Offer.

    (b) (i) BACKGROUND OF THE OFFER; CONTACTS WITH CHIRON.

    On December 15, 1999, Chiron and the Company entered into the Collaboration Agreement described under Item 3 above to collaborate on drug discovery and development, focusing on development of new antibiotics.

    In early January 2000, Wilbur H. Gantz, Chairman and Chief Executive Officer of the Company, was invited to a breakfast meeting with Sean Lance, Chairman and Chief Executive Officer of Chiron. At that meeting, Mr. Lance discussed Chiron's desire to expand into the antibiotic field and suggested to Mr. Gantz that PathoGenesis would be a good strategic fit with Chiron and that Chiron was interested in pursuing a combination of the two companies. Mr. Gantz explained to Mr. Lance that while the Company valued Chiron as a collaboration partner and recognized that Chiron's size and financial strength could be important components in growth, particularly in research, at that time he believed that the Company was not interested in pursuing a combination of the two companies and that the Company's pursuit of its business plan was the best way for the Company to maximize value for the Company's shareholders.

    On January 18, 2000, Mr. Lance sent the following letter to Mr. Gantz:

                              [CHIRON LETTERHEAD]
                                 Sean P. Lance
                      Chairman and Chief Executive Officer

       January 18, 2000

       VIA FEDERAL EXPRESS

       Mr. Wilbur H. Gantz
       Chairman and Chief Executive Officer
       PathoGenesis Corporation
       5215 Old Orchard Road, Suite 900
       Skokie, Illinois 60077

       Dear Bill:

           Thank you for making the time to meet with me on Tuesday and sharing your thoughts on PathoGenesis so candidly.

           The mutual respect of our research teams paved the way for Chiron's view that a combination between our companies would be very compelling. As you know, Chiron has taken several measures to focus its business on three strategically important therapeutic areas: infectious disease, cancer and cardiology. We have reviewed the idea with our Executive Committee and key Board Members and believe an acquisition of PathoGenesis would play a significant role in building a

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       leading franchise in infectious disease with powerful revenue and earnings growth, fueled by a focused, significant product pipeline and research engine.

           Over the last twelve months, we have substantially increased our financial resources and continued to strengthen our profit position, while putting our strategic vision into practice. As a result, an acquisition by Chiron would provide PathoGenesis with significant financial and strategic resources to enable you to expand and accelerate your company's commercial and clinical output. Access to Chiron's strong balance sheet and financing capabilities and the combined companies' strategic resources would fuel further growth, making us together an attractive strategic partner for future licensing and acquisition activities.

           Bill, we thought that it might be helpful to put our proposal in writing so that you can give our general economic outline careful consideration.

           As discussed, we are prepared to offer a significant premium to the current trading price of PathoGenesis's stock. We are open to discuss the form of consideration for the purchase including cash, stock or any combination.

           I am sure you will agree acquisitions of this kind must be undertaken on a merger basis. Your key employees are critical to ensuring the future success of this transaction for Chiron, particularly in the R&D and sales and marketing functions. We would like to work with you to develop an employment plan for the members of both organizations including location and function. In addition, we would be open to discuss a plan for the issuance of stock options to PathoGenesis employees. We believe the support of PathoGenesis's senior management will be critical to the successful integration of our two companies. We would like to create combined integration teams, with significant contributions from you and your management team.

           In order to allow you an opportunity to consider this proposal carefully, we want to emphasize that this letter does not constitute a formal offer or a binding obligation of either party. I would appreciate very much that this letter and our discussions would remain in your confidence.

           Bill, as you know, we are very excited about the prospect of combining our two companies. Together, we believe we can aggressively build upon the impressive accomplishments of PathoGenesis and Chiron to become a major player in the anti-infective market. This is an important strategic opportunity that we should not pass up.

           As I discussed, I would very much like to get together to present our strategic vision for the next 5 to 7 years. We could meet sometime in early February, perhaps the week of February 7th to 11th. As I will be out of the office for the next two weeks, I would suggest Joyce Lonergan, our Vice President of Corporate Development, call you to arrange a meeting. I look forward to speaking with you soon.

       Sincerely,

       /s/ Sean P. Lance
       Sean P. Lance
       Chairman and Chief Executive Officer

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    A regularly scheduled meeting of the Board of Directors of the Company was held on January 26, 2000, at which representatives from Goldman, Sachs & Co. ("Goldman Sachs"), the Company's financial advisor, and Wachtell, Lipton,
Rosen & Katz, the Company's legal advisors, were present. At this meeting, Mr. Gantz advised the Board of the verbal and written overtures from Chiron. Management and the representatives from Goldman Sachs discussed with the Board certain publicly available information concerning Chiron, as well as potential strategies that could be followed if the Board determined to pursue a sale of the Company or a strategic business combination involving the Company, and the Company's legal advisors reviewed with the directors their fiduciary duties under Delaware law. After a discussion of alternatives, the Board unanimously authorized Mr. Gantz to send the following letter to Mr. Lance:

                           [PATHOGENESIS LETTERHEAD]

       Wilbur H. Gantz
       Chairman and Chief Executive Officer

                                January 27, 2000

       VIA FEDERAL EXPRESS

       Mr. Sean P. Lance
       Chairman and Chief Executive Officer
       Chiron Corporation
       4560 Horton Street
       Emeryville, CA 94608-2916

       Dear Sean:

           I have received your letter of January 18, 2000. As I told you when we had breakfast on January 11, PathoGenesis Corporation is not interested in pursuing a combination of our two companies. We are confident that pursuit of our business plan as an independent company is the best way for us to maximize value for our shareholders. We are beginning to see the results of our significant investments, and we do not believe that this is the best time, from the perspective of our shareholders, to engage in a process to sell the company. If and when we reach any different conclusion, we would expect to explore the full range of options available to us before engaging in any transaction. I have discussed this matter and your letter with my board of directors. The board fully supports this conclusion.

           Let me note, however, that we at PathoGenesis view Chiron as an important business partner. We are excited about the collaboration agreement that we reached just last month, and we view our collaboration as an important part of our efforts to increase shareholder value. We trust that you place similar importance on our collaboration, and that our mutual efforts contemplated by that agreement will result in a fruitful relationship. In that regard, let me remind you of your confidentiality obligations under that agreement, and specifically of your obligations, among other things, to use information learned in connection with the collaboration solely in connection with the collaboration.

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           Sean, we have carefully considered your letter. From
       PathoGenesis' perspective, this is simply not the time to engage in the type of discussions that you suggested. I trust that this will conclude the matter.

                                                Sincerely yours,

                                                /s/ Wilbur H. Gantz
                                                Wilbur H. Gantz

    On February 7, 2000, Mr. Lance sent the following letter to Mr. Gantz:

                              [CHIRON LETTERHEAD]

                                 Sean P. Lance
                      Chairman and Chief Executive Officer

       February 7, 2000

       VIA FEDERAL EXPRESS

       Mr. Wilbur H. Gantz
       Chairman and Chief Executive Officer
       PathoGenesis Corporation
       5215 Old Orchard Road, Suite 900
       Skokie, Illinois 60077

       Dear Bill:

           Thank you for your letter of last week, I appreciate your candor in communicating PathoGenesis' view on a potential acquisition by Chiron.

           Given your confident outlook, we understand your feeling that PathoGenesis has significant potential as an independent company. Indeed, we share the view that this is an exciting inflection point for you and your team. We continue to feel that there is a strong rationale for expanding our strategic partnership, perhaps in some other capacity.

           In 1998, we carefully reviewed our businesses and the industry environment and developed a statement of strategic intent that is the unifying principle of our future business plan. In summary, our core business will be novel therapeutics, vaccines, and blood testing, focusing on three therapeutic areas--infectious disease, oncology, and interventional cardiology. We will execute our strategy through an increased commercial orientation for our operating businesses, clinical candidates and research programs. We will focus our resources in areas where we can be most competitive and optimally leverage our scientific and technological assets. As you can see, infectious disease is a cornerstone of our strategy. We would very much like to share our vision and walk you through the thought process that drives our belief that a strategic relationship could be extremely profitable for both our companies.

           Specifically, we have taken many important steps towards building an Infectious Disease franchise over the last two years, including:

           - Signing of our valued research collaboration for anti-infectives;

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           -  Expanding our small molecule and chemistry research
              expertise to leverage combinatorial chemistry and high-throughput screening technologies;

           - Further developing and leveraging of Chiron's U.S. and European sales and marketing infrastructure to market and deliver Proleukin (IL-2) for HIV therapy; and

           - In-licensing of the MIV-150 compound for the treatment of HIV.

           We believe all of these events will contribute greatly to our success in infectious disease. As you can see, our research collaboration is an important part of this strategy and we will continue to make every effort to ensure its success. However, we recognize an on-going need to combine strengths with companies that have a common strategic mission, complementary technologies and capabilities.

           Bill, we are enthusiastic about the prospects to build on our collaboration and maximize the shareholder value of both companies through additional strategic partnerships. I would like to build on the discussion we started at breakfast on January 11 and share in greater detail Chiron's strategic vision. I look forward to speaking with you soon.

       Yours sincerely,

       /s/ Sean P. Lance
       Sean P. Lance
       Chairman and Chief Executive Officer

    On February 14, 2000, a telephonic meeting of the Executive Committee of the Board of Directors of the Company was held, at which representatives from Goldman Sachs and the Company's legal advisors were present. Mr. Gantz advised the committee about the February 7, 2000 letter from Chiron. The Executive Committee discussed the exchange of correspondence and the advantages and disadvantages of the proposed dialog and authorized Mr. Gantz to send the following letter to Mr. Lance:

                           [PATHOGENESIS LETTERHEAD]

       Wilbur H. Gantz
       Chairman and Chief Executive Officer

                               February 15, 2000

       VIA FEDERAL EXPRESS

       Mr. Sean P. Lance
       Chairman and Chief Executive Officer
       Chiron Corporation
       4560 Horton Street
       Emeryville, CA 94608-2916

       Dear Sean:

           I have received your letter of February 7 and am pleased that you acknowledge our significant potential as an independent company.

           As I have previously expressed to you in person and by letter, PathoGenesis is not interested in pursuing a combination of our two companies or any other type of relationship beyond the collaboration that we put in place last December.

           Again, I trust that this exchange will conclude this matter.

                                          Sincerely yours,

                                          /s/ Wilbur H. Gantz
                                          Wilbur H. Gantz

    At a regularly scheduled meeting on June 1, 2000, the Board discussed the possibility of the Company undertaking a strategic review of various options for enhancing shareholder value. The Board considered the volatility of the prices of the Shares and the then-current market price of the Shares; the difficulty of being a stand-alone company with only a single drug in the marketplace but various promising drug candidates in its pipeline; the resources and critical mass necessary to fully develop the Company's drug pipeline, as well as the risks inherent in such development; and the potential benefits of a combination with another company, including increased size and resources. In light of all these factors, the Board decided to engage Goldman Sachs and other advisors to explore strategic options for enhancing shareholder value. The Company announced this decision publicly on June 5, 2000.

    On June 23, 2000, Mr. Lance sent the following letter to Mr. Gantz:

                              [CHIRON LETTERHEAD]

                                 Sean P. Lance
                      Chairman and Chief Executive Officer

       VIA FACSIMILE: (847) 583-5409

       June 23, 2000

       Mr. Wilbur H. Gantz
       Chairman and Chief Executive Officer
       PathoGenesis Corporation
       5215 Old Orchard Road, Suite 900
       Skokie, Illinois 60077

       Dear Bill:

           Since you and I last corresponded, Chiron has watched with interest PathoGenesis' progress and accomplishments over the past few months. We continue to believe that a transaction between PathoGenesis and Chiron represents a significant opportunity for both of our companies as well as our respective shareholders. We note your June 5th announcement regarding the hiring of Goldman, Sachs & Co. to explore strategic options. We believe that the value of PathoGenesis may diminish dramatically with the uncertainty and disruption to the Company's employees and operations associated with the process apparently contemplated by your announcement. In order to preserve this value for the benefit of our respective shareholders, we are prepared to move immediately to a definitive transaction.

           Specifically, we propose a strategic merger between Chiron and PathoGenesis. In the merger, PathoGenesis' shares would be valued at $38.50 per share, which represents an aggregate value of approximately $700 million on a fully diluted basis, and a significant premium over PathoGenesis' current share price. The merger consideration would be payable in cash, common stock of Chiron, or a combination of the two, at your option.

           As I mentioned, we believe that it is in our respective best interests to move quickly. We propose to immediately commence negotiations with a view toward entering into a definitive agreement by Friday, June 30. In order to meet this timeline, our outside counsel have prepared a draft agreement which we believe you will find quite favorable from your perspective and very conducive to a prompt conclusion of these matters.

           As we have indicated in prior letters, a merger transaction of this nature requires support and contributions from key employees of both companies to ensure long-term success. We are prepared to work in partnership with you and your management team to form an optimal integration plan for the members of both organizations, including location and function.

           Of course, this letter is an expression of interest and does not constitute a binding obligation of either party. Any transaction is subject to negotiation of definitive agreements and final approval by our Board of Directors. I would appreciate very much that this letter and our discussions remain in the confidence of PathoGenesis and its advisors.

           We are enthusiastic about the prospects of a merger between PathoGenesis and Chiron. We look forward to your response no later than the close of business on Monday, June 26. This proposal will expire at that time unless we have received your favorable response and commenced negotiations.

       Yours sincerely,

       /s/ Sean P. Lance
       Sean P. Lance
       Chairman and Chief Executive Officer

    On June 29, 2000, a special meeting of the Board was held in New York. At this meeting the Board received a detailed presentation from Goldman Sachs on the progress of the review of strategic options and a presentation from the Company's legal advisors on the legal duties of directors in considering a potential acquisition of the Company. The Board discussed the status of the then ongoing evaluation of strategic options for enhancing shareholder value, including the fact that a number of other companies, or their financial advisors, had contacted Goldman Sachs to express interest in a transaction with the Company, and that the Company was in the process of developing material that it intended would be included in a confidential information memorandum to be shared with parties potentially interested in pursuing a transaction with the Company. Goldman Sachs reviewed with the Board the companies that had expressed interest in a potential transaction with the Company, and the Board discussed the various strategic fits and risks associated with these companies and various other companies that Goldman Sachs believed might be interested in pursuing such a transaction. The Board discussed the risks of proceeding with the process of reviewing strategic options, including the risk that Chiron might withdraw or reduce the valuation of its proposal. The Board determined that the consideration offered by Chiron in its June 23rd letter was not sufficient for the Company to forego completion of a process by which it would determine whether other parties were interested in acquiring or combining with the Company, and the value at which those potential transactions might proceed. However, in light of the Chiron offer, the Board decided that such a process should be completed promptly, and should focus on those parties that the Board, with the advice of management and its financial advisors, believed were reasonably likely to be interested in and capable of pursuing a transaction with the Company in which the Company's shareholders would receive a premium for their Shares. The Board also decided to appoint a Strategic Options Committee to address issues that might arise in connection with the review of strategic options being conducted by the Company, though approval of any transaction would require approval by the entire Board.

    On June 30, 2000 representatives of Goldman Sachs informed representatives of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and Chiron that the consideration offered in the June 23rd letter was not sufficient to persuade the Board to forego completing the process to determine the level of interest of other potential acquirors or transaction partners, that the Company intended to complete that process promptly, and that Chiron would be invited to join in that process.

    During the weeks of July 10 and July 17, several potentially interested parties executed confidentiality agreements and were provided confidential information concerning the Company, and those parties so requesting received a presentation by the Company's management team.

    On July 17, 2000, a concurrent telephonic meeting of the Executive Committee and the Strategic Options Committee was held at which representatives from Goldman Sachs and the Company's legal advisors were present. The representatives of Goldman Sachs updated the committees on the companies that had been in contact with Goldman Sachs and the schedule for the remainder of the process. The representatives from Goldman Sachs informed the committees that they had contacted Chiron regarding participation in the Company's process but Chiron declined to execute a confidentiality agreement, had not been provided confidential information and had not received a presentation from management.

    During the week of July 24, certain potentially interested parties, including Chiron, were provided with forms of merger agreements, and were requested to submit offers to acquire the Company, together with any changes that the offeror would require to the form of merger agreement, on August 3, 2000. Interested parties, including Chiron, submitted proposals on August 3. Chiron's proposal contemplated the acquisition of the outstanding Shares in a cash tender offer for $38.25 per share. Chiron's proposal was the only proposal received by the Board that contemplated a cash transaction, and was the only proposal that did not contemplate that additional due diligence would be required to complete the transaction. In addition, no proposal offered consideration in excess of that offered by Chiron, based on the value of the consideration offered on the date of the proposals.

    On August 7, 2000, a special meeting of the Board was held to consider the proposals submitted. Representatives of Goldman Sachs provided a detailed presentation on the companies that were participating in the process and, along with the Company's legal advisors, reviewed the financial and legal terms of the written proposals. The Board discussed the relative merits of the proposals, including the amount and type of consideration offered, the timing of the proposed transactions and the likelihood of closing under each such proposal. The Board decided to continue discussions with each party that had submitted a written proposal and authorized Goldman Sachs to continue discussions with those parties.

    Following the meeting of the Board on August 7, 2000, representatives of Goldman Sachs telephoned representatives of each party that had submitted a written proposal, and their financial advisors, to inform them that no offer had been selected by the Board as the winning offer, and to provide other feedback on the offers that had been received, including with respect to the changes to the merger agreement that had been provided by each party submitting a written proposal. In addition, Mr. Gantz telephoned Mr. Lance and indicated that at that time the Board of Directors of the Company was not willing to accept Chiron's proposed price of $38.25 per Share. Mr. Lance indicated that he believed that Chiron had offered a full price, though Chiron had not seen confidential information.

    On August 8, 2000, Mr. Gantz telephoned Mr. Lance and again discussed the possibility of Chiron entering into a confidentiality agreement in order to facilitate the exchange of confidential information and the possibility of a management presentation.

    On August 10, 2000, Chiron executed the Confidentiality Agreement and was provided certain confidential information, and members of Chiron's management and representatives of DLJ received a presentation concerning the Company from members of the Company's senior management in San Francisco.

    On August 10 and 11, Chiron's General Counsel, along with Chiron's legal advisors, and the Company's General Counsel, along with the Company's legal advisors, discussed and negotiated revisions to the form of contract that Chiron had provided in its proposal. As a result of those negotiations, Chiron agreed that it would not require certain of the proposed contractual changes that it had suggested in its original proposal. In particular, Chiron agreed that Chiron would not have the right to terminate the Merger Agreement solely as a result of the provision of confidential information by the Company to third parties, that the taking of other actions by the Company as permitted by the exception to the "no solicitation" provision of the Merger Agreement (described in Section 11 of the Offer to Purchase) would not permit Chiron to terminate the Merger Agreement, and that in the event of termination of the Merger Agreement by Chiron as a result of the Company Board changing its recommendation of the Offer, the "termination fee" (described in Section 11 of the Offer to Purchase) would not be payable unless the Company were to enter into or consummate another acquisition transaction within twelve months of such termination.

    In the evening of August 11, 2000, Mr. Lance informed Mr. Gantz that, after evaluation of the information that had been made available, Chiron's final offer to acquire the Company was $38.50 in cash. Representatives of the Company informed representatives of Chiron that the Company's Board would meet on Sunday, August 13, to evaluate all final offers, and that all comments to the Merger Agreement would need to be resolved by that time. Negotiations on the final language of the Merger Agreement continued on August 12 and the language was substantially finalized early in the morning of Sunday, August 13.

    During the period from August 7 to August 11, one other interested party increased the consideration that it had originally proposed in a stock transaction, but noted that its proposal remained conditioned on additional due diligence. During that time, representatives of Goldman Sachs and senior members of management met with that bidder, and the Company's General Counsel, along with representatives from the Company's legal advisors, and that party's legal advisors discussed the proposed revisions that had been made by that bidder to the merger agreement that had been proposed by the Company. The increased value of that bidder's proposal was, as of August 13, 2000, less than $38.50 per share.

    On August 13, 2000, the Board met at the Company's offices in Skokie, Illinois, to consider the proposals. Goldman Sachs, along with the Company's legal advisors, gave a presentation on the financial and legal aspects of the proposals that had been received. At this meeting, Goldman Sachs orally delivered its opinion to the Board that, as of such date, and based upon and subject to certain matters and assumptions, the consideration to be received by holders of Shares pursuant to the Offer and the Merger Agreement is fair from a financial point of view to such holders. Following such presentations and the receipt of Goldman Sachs's opinion, the Board unanimously approved the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and determined to recommend that the Company's stockholders accept the Offer and tender their shares pursuant to the Offer.

    Following such meeting, the definitive Merger Agreement was executed in the afternoon of August 13, 2000, and a joint press release announcing the transaction was issued on August 14, 2000 before the opening of trading.

    (ii) REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

    In reaching its recommendation described above in paragraph (a) of this Item 4, the Board of Directors considered a number of factors, including the following:

1. COMPANY OPERATING AND FINANCIAL CONDITION. The Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industries in which the Company's businesses operate. The Board considered the current conditions and stock price volatility in the biotechnology field, the risks inherent with only a single drug in the marketplace and the risks inherent in successfully developing and introducing new drugs, including the length of time between development and launch into the market.

2. TRANSACTION FINANCIAL TERMS/PREMIUM TO MARKET PRICE. The Board considered the relationship of the Offer Price and the Merger Consideration to the historical market prices of the Shares. The Offer Price represents a 17.6% premium over the $32.75 closing price of the Shares on Nasdaq on August 11, 2000 (the last trading day prior to the Board meeting at which the Board approved the Merger Agreement) and a 112.4% premium over the $18.125 closing price of the Shares on June 2, 2000 (the last trading day prior to the Board's announcement that it was evaluating strategic options to enhance shareholder value). The Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock consideration. The Board was aware that the consideration received by the holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes.

3. STRATEGIC ALTERNATIVES. The Board considered the presentation of the Company's financial advisor and the Board's review with respect to trends in the industry in which the Company's businesses operate and the strategic alternatives available to the Company, including the alternative to remain an independent public company, the possibility of acquisitions of or mergers with other companies in such industry and other extraordinary corporate transactions, as well as the risks and uncertainties associated with such alternatives. The Board considered the results of the process that had been conducted by Goldman Sachs to assist the Board in its evaluation of strategic alternatives, including the fact that confidential information had been provided to six potentially interested parties and that the Company did not receive any proposal that offered value superior to the Offer or that the Board believed was more likely to be consummated. The Board also considered management's belief that the Company and Chiron have similar corporate cultures, the complementary nature of the two companies' products, and the experience, size and financial strength of Chiron, including Chiron's ability to fund the Offer and the Merger with its cash reserves.

4. GOLDMAN SACHS FAIRNESS OPINION. The Board considered presentations from Goldman Sachs and the opinion of Goldman Sachs, dated August 13, 2000, that, based upon and subject to certain considerations and assumptions, the consideration to be received by holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders. A copy of the opinion rendered by Goldman Sachs to the Board of Directors, setting forth the procedures followed, the matters considered and the assumptions made by Goldman Sachs in arriving at its opinion, is attached as Annex A hereto and incorporated herein by reference. Stockholders are urged to read this opinion in its entirety. The Board was aware that Goldman Sachs becomes entitled to certain fees described in Item 5 upon the consummation of the Offer.

5. TIMING OF COMPLETION. The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, including the structure of the transactions as a tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration earlier than in an alternative form of transaction, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer.

6. LIMITED CONDITIONS TO CONSUMMATION. Chiron's obligation to consummate the Offer and the Merger is subject to a limited number of conditions, with no financing condition. The Board also considered the likelihood of obtaining required regulatory approvals, and the terms of the Merger Agreement regarding the respective obligations of Chiron and the Company with respect to the pursuit of such regulatory approvals.

7. ALTERNATIVE TRANSACTIONS. The Board considered that under the terms of the Merger Agreement, although the Company is prohibited from soliciting acquisition proposals from third parties, the Company may engage in discussions or negotiations with, and may furnish non-public information to, a third party who makes a written acquisition proposal if, among other things, the Board determines in good faith after consultation with its outside legal counsel that such action is necessary in order for its directors to comply with their fiduciary duties under applicable law, and if such proposal could reasonably be expected to lead to a proposal that the Board determines, after consultation with its independent financial advisor and legal counsel, would if consummated, likely provide greater financial value to the Company's stockholders than the consideration payable in the Offer and the Merger. The Board considered that the terms of the Merger Agreement permit the Company to terminate the Merger Agreement to enter into such a superior transaction involving the Company if, among other things,
    (i) the Company is not in breach of the "no solicitation" provisions of the Merger Agreement, (ii) the Company gives Chiron notice in writing that it intends to enter into an agreement for such superior transaction,
    (iii) Chiron does not make, within three business days of receipt of such notification, an offer that the Board determines, in good faith and after consultation with its financial advisors, is at least as favorable from a financial point of view, to the stockholders of the Company, as the superior proposal and (iv) the Company pays Chiron a $25 million termination fee prior to terminating the Merger Agreement (along with reimbursement for documented expenses up to $3.1 million). The Board considered that under the Merger Agreement the Board may withdraw or modify its recommendation of the Merger Agreement, the Offer or the Merger, if the Board determines in good faith, after consultation with outside counsel, that its fiduciary obligations require it to do so, and in the event of termination of the Merger Agreement by Chiron as a result of the Board changing its recommendation of the Offer, the $25 million termination fee (along with reimbursement for expenses up to $3.1 million) would not be payable unless the Company were to enter into or consummate another acquisition transaction within twelve months of such termination. The Board considered that these provisions of the Merger Agreement could deter third parties who might be interested in exploring an acquisition of the Company. The Board of Directors also considered the contacts that the Company had had with various third parties regarding a potential transaction involving the Company, and the fact that the Company had engaged in a vigorous review of its strategic options. In addition, after considering the views of management and Goldman Sachs, the Board concluded that it was unlikely that a third party would be prepared to pay a higher price for the Shares than the consideration offered in the Offer and the Merger in a transaction that could be completed on a timely basis.

8. POTENTIAL CONFLICTS OF INTEREST. The Board was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company's officers, directors or affiliates, on the other hand, in the Offer and the Merger (as described under Item 3 "--Effects of the Offer and the Merger under Company Stock Plans and Agreements between the Company and its Executive Officers").

    The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Board may have given different weights to the various factors considered. After weighing all of these considerations, the Board unanimously determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

(c) INTENT TO TENDER.

    Except as described in this paragraph, after reasonable inquiry and to the best of the Company's knowledge, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender all Shares held of record or beneficially owned by such person or entity to the Purchaser in the Offer, except that some may be donated to charitable organizations. Sterling PathoGenesis Company, the beneficial owner of approximately 5% of the Shares, may distribute Shares held by it to its partners, including a director of the Company. To the best of the Company's knowledge, all of such Shares held by such director will be tendered, except that some may be donated to charitable organizations. Directors and executive officers who hold Company Options may elect to convert their Company Options into Chiron Options as described above.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    On June 5, 2000, the Company announced that it had retained Goldman Sachs to explore strategic options for enhancing shareholder value. Pursuant to a letter agreement dated June 23, 2000 (the "Goldman Sachs Agreement"), the Company memorialized such retention of Goldman Sachs to act as its exclusive financial advisor in connection with exploring strategic alternatives, including the potential sale of all or a portion of the Company. The Board retained Goldman Sachs based upon Goldman Sachs's qualifications, experience and expertise. Goldman Sachs is an internationally recognized investment banking and advisory firm. Goldman Sachs, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, Goldman Sachs is a full-service securities firm engaged in securities trading, brokerage and financing activities and as such may from time to time effect transactions, for its own account or the account of customers, and hold positions in the securities and options on securities of the Company and Chiron. In the past, Goldman Sachs and its affiliates have provided financial advisory and financing services for the Company.

    Pursuant to the terms of the Goldman Sachs Agreement, the Company agreed to pay Goldman Sachs (i) a cash fee of $250,000, payable on the 90th day following the date of the Goldman Sachs Agreement (such fee to be applied against any transaction fee which may become payable pursuant to the Goldman Sachs Agreement) and (ii) a transaction fee of 1.25% of the aggregate consideration paid in connection with the Offer and the Merger up to $250 million and 1.35% of the amount by which the aggregate consideration exceeds $250 million. As defined in the Goldman Sachs Agreement, "aggregate consideration" includes amounts paid to holders of options, warrants and convertible securities, plus the principal amount of all indebtedness for borrowed money as set forth on the most recent consolidated balance sheet of the Company prior to the Offer.

    The Company also has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses including the fees and disbursements of its counsel and to indemnify Goldman Sachs and related persons against certain liabilities related to or arising out of its rendering of services under its engagement as financial advisor, including liabilities under the Federal securities laws.

    Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

    Goldman Sachs has consented to the reproduction in full of its fairness opinion in this Statement. A copy of Goldman Sachs's opinion is attached as Annex A hereto.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than the following purchases through the Company's Employee Stock Purchase Plan and 401(k) plan:

Wilbur H. Gantz.............................................   36.03 shares
A. Bruce Montgomery.........................................   12.03 shares
Marc Wipperman..............................................  768.09 shares
William Baker...............................................   19.07 shares

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

    Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

    (a) DELAWARE GENERAL CORPORATION LAW.

    As a Delaware corporation, the Company is subject to Section 203. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or
(3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

    Under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware law, a significantly longer period of time will be required to effect the Merger.

    (b) REGULATORY APPROVALS.

    UNITED STATES ANTITRUST COMPLIANCE. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

    The Purchaser has advised the Company that it will file a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on or about August 21, 2000. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, on or about September 5, 2000. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from the Purchaser. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by the Purchaser with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

    The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the

Shares so acquired or divestiture of substantial assets of Chiron or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not, and the Purchaser has advised the Company that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Item 3.

    GERMAN ANTITRUST. Under the German Act against Restraints of Competition (the "Act"), certain acquisition transactions may not be consummated in Germany unless certain information has been furnished to the German Federal Cartel Office (the "FCO" or BUNDESKARTELLANT) and certain waiting period requirements have been satisfied without issuance by the FCO of an order to refrain. The purchase of the Shares by the Purchaser pursuant to the Offer and the consummation of the Merger may be subject to such requirements. Under such laws, the FCO has one month (unless earlier terminated by the FCO) from the date of filing of such information with the FCO to clear the Offer and the Merger or to advise the parties of its intention to investigate the Offer and the Merger in-depth, in which case the FCO has four months from the date of filing in which to take steps to oppose the Offer and the Merger. According to the Act, the purchase of the Shares pursuant to the Offer may not be consummated before the end of the one-month period, and, provided that the FCO has informed the parties about the initiation of an in-depth review within such period, before the end of the four-month period or its agreed-upon extension, unless the FCO has given its clearance to the proposed transaction in writing before the end of such periods. In the course of its reviews, the FCO will examine whether the proposed acquisition of the Shares by the Purchaser pursuant to the Offer would create a dominant market position or strengthen an already-existing dominant position in Germany. If the FCO makes such a finding, it will act to prohibit the transaction. While Chiron and the Purchaser do not believe that there is any basis for the FCO to investigate the Offer and the Merger in-depth, there can be no assurance that the FCO will not investigate or oppose the transactions or that the FCO will not seek to extend the waiting period.

    Chiron and the Company expect to file the information with the FCO as soon as practicable.

OTHER FILINGS

    Chiron and the Company each conduct operations in a number of foreign countries and filings may have to be made with foreign governments under their pre-merger notification statutes. The filing requirements of various nations are being analyzed by the parties, and, where necessary, the parties intend to make such filings.

    (c) THE PURCHASER'S DESIGNATION OF PERSONS TO BE ELECTED TO THE BOARD OF DIRECTORS.

    The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Chiron, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company's stockholders.

    (d) AMENDMENT TO RIGHTS AGREEMENT.

    Each Right issued pursuant to the Rights Agreement entitles the registered holder thereof to purchase one one-thousandth of a share of Series A Junior Preferred Stock (the "Preferred Shares"), of the Company at an exercise price of $250 per one one-thousandth of a Preferred Share, subject to adjustment. On the earlier of (1) the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Shares or (2) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to the time any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in that person becoming an Acquiring Person

(the earlier of such dates being the "Distribution Date"), the Rights become exercisable and trade separately from the Common Stock. After the Distribution Date, each holder of a Right (other than the Acquiring Person) will thereafter have the right to acquire shares of Common Stock having a market value of two times the exercise price of the Right; or, in certain circumstances, the right to acquire shares of the Acquiring Person's capital stock having a market value of two times the exercise price of the Right. The Rights may be redeemed at a price of $0.01 per Right at any time prior to the earlier of (i) the time that a person has become an Acquiring Person or (ii) June 26, 2007.

    The Company and the Rights Agent amended the Rights Agreement as of August 18, 2000 to provide that (1) none of Chiron and its subsidiaries (including the Purchaser) will become an Acquiring Person and no Stock Acquisition Date (as defined in the Rights Agreement) will occur as a result of the execution, delivery and performance of the Merger Agreement and the consummation of the Offer or the Merger, (2) no Distribution Date will occur as a result of the announcement of or the execution of the Merger Agreement or any of the transactions contemplated thereby, (3) each of Chiron and the Purchaser will not be an Acquiring Person as a result of the transactions contemplated by the Merger Agreement and (4) the Rights will expire immediately prior to the Acceptance Date if they have not expired earlier.

    (e) SHAREHOLDER LITIGATION.

    On August 15, 2000, an action was commenced against the Company and its directors in the Superior Court of Washington in and for King County by Neil Baldwin, purporting to bring suit as a shareholder on behalf of a proposed class of shareholders of the Company. The complaint alleges, among other things, that the defendants have breached their fiduciary duties of undivided loyalty, independence and due care with respect to shareholders in connection with the Offer and the Merger, that individual defendants are engaged in self-dealing in connection with the Offer and the Merger, and that individual defendants have breached their fiduciary duty to "secure and obtain the best price reasonable under the circumstances" in connection with the Offer and the Merger. Plaintiff generally seeks declaratory and injunctive relief against the Offer and the Merger, including directing the individual defendants to exercise their fiduciary duties "to obtain a transaction which is in the best interests of PathoGenesis' shareholders until the process for the sale or auction of the Company is completed." While the time for defendants to respond has not yet elapsed, the Company believes the complaint is without merit.

    The complaint filed in the shareholder litigation is included as Exhibit (a)(6) hereto and is incorporated by reference herein, and the foregoing description is qualified in its entirety by reference to such Exhibit.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    The following Exhibits are filed herewith:

       EXHIBIT
         NO.                                    DESCRIPTION
---------------------   ------------------------------------------------------------
               (a)(1)   Letter to the stockholders of the Company, dated August 21,
                        2000.*
               (a)(2)   Sections 11 and 13 of the Offer to Purchase, dated August
                        21, 2000 (incorporated by reference to Exhibit (a)(1) to the
                        Schedule TO of the Purchaser filed on August 21, 2000).
               (a)(3)   Form of Letter of Transmittal (incorporated by reference to
                        Exhibit (a)(2) to the Schedule TO of the Purchaser filed on
                        August 21, 2000).
               (a)(4)   Opinion of Goldman, Sachs & Co., dated August 13, 2000
                        (included as Annex A to this Statement).*
               (a)(5)   Joint Press Release issued by Chiron and the Company on
                        August 14, 2000 (incorporated by reference to press release under cover of Schedule 14D-9C filed by the Company on
                        August 14, 2000).

       EXHIBIT
         NO.                                    DESCRIPTION
---------------------   ------------------------------------------------------------
               (a)(6)   Complaint for Breach of Fiduciary Duty, dated August 15,
                        2000, filed in Superior Court of Washington in and for King
                        County.*
               (e)(1)   Agreement and Plan of Merger, dated as of August 13, 2000, among Chiron, the Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of the
                        Purchaser filed on August 21, 2000).
               (e)(2)   Collaboration Agreement, dated as of December 15, 2000, by and between Chiron and the Company.**
               (e)(3)   Confidentiality Agreement, dated August 8, 2000, between
                        Chiron and the Company (incorporated by reference to
                        Exhibit (d)(2) to the Schedule TO of the Purchaser filed on
                        August 21, 2000).
               (e)(4)   Information Statement of the Company, dated August 21, 2000
                        (included as Annex B hereto).*

------------------------

*   Included with this Statement.

** Included with this Statement. Confidential treatment requested; confidential petition filed separately with the Securities and Exchange Commission.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       PATHOGENESIS CORPORATION

                                                       By:  /s/ WILBUR H. GANTZ
                                                            -----------------------------------------
                                                            Name: Wilbur H. Gantz
                                                            Title:  CHAIRMAN AND CHIEF EXECUTIVE
                                                            OFFICER

Dated:  August 21, 2000

                                                                         ANNEX A

--------------------------------------------------------------------------------

[LOGO]

PERSONAL AND CONFIDENTIAL

--------------------------------------------------------------------------------

August 13, 2000

Board of Directors
PathoGenesis Corporation
201 Elliot Avenue West
Seattle, WA 98119

Ladies and Gentlemen:

    You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of PathoGenesis Corporation (the "Company") of the $38.50 per Share in cash to be received by such holders in the Tender Offer and the Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of August 13, 2000, among Chiron Corporation ("Buyer"), Picard Acquisition Corp., a wholly-owned subsidiary of Buyer, and the Company (the "Agreement"). The Agreement provides for a tender offer to acquire all of the Shares (the "Tender Offer") pursuant to which Picard Acquisition Corp. will pay $38.50 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, Picard Acquisition Corp. will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares already owned by the Company (as treasury stock), Buyer or any subsidiary of Buyer, including Picard Acquisition Corp.) will be converted into the right to receive $38.50 in cash.

    Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to Buyer from time to time and may provide investment banking services to Buyer in the future. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold positions in securities, including derivative securities, of the Company or Buyer for its own account and for the accounts of customers.

    In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1999; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by management of the Company, including certain risk adjusted forecasts for the Company which reflect the relative probability of successful introduction of each of the Company's therapies under development (the "Risk Adjusted Forecasts"). We also have held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the biotechnology industry specifically and in other biopharmaceutical industries generally and performed such other studies and analyses as we considered appropriate.

    We have relied upon the accuracy and completeness of all the financial and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Risk Adjusted Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, we have not made an available estimates and judgments of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company, and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger.

    Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $38.50 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          /s/ GOLDMAN, SACHS & CO.
                                          --------------------------------------
                                          Goldman, Sachs & Co.

                                                                         ANNEX B

                            PATHOGENESIS CORPORATION
                            201 ELLIOTT AVENUE WEST
                           SEATTLE, WASHINGTON 98119

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about August 21, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of PathoGenesis Corporation (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Chiron Corporation ("Chiron") to a majority of seats on the Board of Directors (the "Board of Directors" or the "Board") of the Company. On
August 13, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Picard Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Chiron, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of Common Stock, par value $0.001 per share, of the Company (the "Common Stock"), and the associated preferred share purchase rights (shares of Common Stock together with any associated rights are referred to in this Information Statement as the "Shares") at a price per Share of $38.50 (the "Offer Price"), net to the seller in cash, upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated August 21, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by the Purchaser with the Securities and Exchange Commission (the "Commission") on August 21, 2000. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Chiron. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Chiron, any of its subsidiaries (including the Purchaser), the Company, and Shares held by stockholders who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer (the "Merger Consideration").

    The Offer, the Merger, and the Merger Agreement are more fully described in the Statement, to which this Information Statement forms Annex B, which was filed by the Company with the Commission on August 21, 2000 and which is being mailed to stockholders of the Company along with this Information Statement.

    This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and
Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Chiron, the Purchaser or the Chiron Designees (as defined below) has been provided by Chiron. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on August 21, 2000. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Monday, September 18, 2000, unless the Purchaser extends it.

                                    GENERAL

    The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. As of the close of business on August 18, 2000, there were 16,627,661 outstanding shares of Common Stock, of which Chiron and the Purchaser owned no shares.

               RIGHTS TO DESIGNATE DIRECTORS AND CHIRON DESIGNEES

    The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by the Purchaser pursuant to the Offer, Chiron will be entitled to designate such number of directors (the "Chiron Designees") on the Board, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding.

    The Merger Agreement provides that the Company will, upon request of the Purchaser, promptly increase the size of the Board of Directors or obtain the resignations of such number of directors, or both, as is necessary to enable the Chiron Designees to be elected to the Board and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, will cause the Chiron Designees to be so elected.

    Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there will be until the Effective Time at least two members of the Board who were directors on the date of the Merger Agreement and who are not employees of the Company.

    The Chiron Designees will be selected by Chiron from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Chiron Designees currently is a director of, or holds any positions with, the Company. Chiron has advised the Company that, to the best of Chiron's knowledge, except as set forth below, none of the Chiron Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Chiron and the Company that have been described in the Schedule TO or the Statement.

    The name, age, citizenship, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Chiron Designees are set forth below. Unless otherwise indicated, each such person has held his or her present position as set forth below for the past five years and each occupation refers to employment with Chiron. Unless otherwise indicated, each such person is a citizen of the United States, and the business address of each person listed below is 4560 Horton Street, Emeryville, California 94608.

                                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL
             NAME                               POSITIONS HELD DURING THE PAST FIVE YEARS
             ----                          ----------------------------------------------------
Raymund Breu............         Age: 55   Director of Chiron since May 1999. Chief Financial
                                           Officer and a Member of the Executive Committee of
                                           Novartis AG since December 1996.

Vaughn D. Bryson........         Age: 62   Director of Chiron since June 1997.

Lewis W. Coleman........         Age: 58   Director of Chiron since 1991.

Rajen K. Dalal..........         Age: 47   Vice President of Chiron since 1991 and President of
                                           Chiron Blood Testing since 1998.

Pierre E. Douaze........         Age: 59   Director of Chiron since 1995. From December 1996
                                           through December 1997, he was a member of the
                                           Executive Committee of Novartis AG and Head of its
                                           Healthcare Division and Pharma Sector. In December
                                           1997, Mr. Douaze retired from Novartis AG.

William G. Green........         Age: 56   Senior Vice President, Secretary and General Counsel
                                           of Chiron since 1990 and Director, Vice President
                                           and Secretary of the Purchaser.

Paul J. Hastings........         Age: 40   Vice President of Chiron and President of Chiron
                                           BioPharmaceuticals since 1999. Prior to joining
                                           Chiron, he was the Presidient, Chief Executive
                                           Officer and member of the board of LXR
                                           Biotechnology. From 1993 to 1998, Mr. Hastings spent
                                           five years at Genzyme Corporation in Cambridge,
                                           Massachusetts, as President of Genzyme Therapeutics.

Paul L. Herrling........         Age: 53   Director of Chiron since 1997, is the Head of
                                           Research at Novartis Pharma AG and a member of the
                                           Novartis Pharma Executive Board.

Peter K. Jensen.........         Age: 45   Vice President of Chiron and Head of Development
                                           since 1999. Prior to joining Chiron, he was the
                                           Development Director and Chief Medical Officer of
                                           British Biotech plc from 1998 to 1999 in Oxford,
                                           England, President in Annapolis, Maryland. From 1996
                                           to 1998 he was Vice President, Clinical Research and
                                           Drug Safety of the Schering-Plough Research
                                           Institute.

Sean P. Lance...........         Age: 53   President and Chief Executive Officer of Chiron
                                           since May 1998 and Chairman of the Board since May
                                           1999.

Edward E. Penhoet.......         Age: 59   Co-founder of Chiron and a Director since its
                                           inception in 1981, Chief Executive Officer of Chiron
                                           until May 1998.

William J. Rutter.......         Age: 72   Director of Chiron, Co-founder of Chiron, served as
                                           Chairman of the Board from Chiron's inception in
                                           1981 until May 1999 when he became Chairman of the
                                           Board Emeritus. He served as Director of Novartis AG
                                           from 1995 until April 1999.

Jack W. Schuler.........         Age: 59   Director of Chiron since 1990.

Linda W. Short..........         Age: 54   Vice President, Human Resources, of Chiron until
                                           1999. In 1999, she was promoted to Vice President,
                                           Corporate Resources. Prior to joining Chiron, she
                                           was the Director of Human Resources of Industrial
                                           Indemnity from 1994 to 1997.

                                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL
             NAME                               POSITIONS HELD DURING THE PAST FIVE YEARS
             ----                          ----------------------------------------------------
David V. Smith..........         Age: 41   Vice President, Controller of Chiron since 1999.
                                           Prior to joining Chiron, he was the Vice President,
                                           Finance and Chief Financial Officer of Anergen, Inc.
                                           from 1997 until he joined Chiron. From 1988 to 1997,
                                           he held various financial management positions with
                                           Genentech, Inc.

Pieter J. Strijkert.....         Age: 64   Director of Chiron since 1987.

James R. Sulat..........         Age: 50   Vice President and Chief Financial Officer of Chiron
                                           since 1998 and President of Purchaser.

Lewis T. Williams.......         Age: 51   Senior Vice President and President of Chiron
                                           Technologies until 1998. In 1998, he was promoted to
                                           Chief Scientific Officer of Chiron. In May 1999, he
                                           was appointed a Director of Chiron.

                        OWNERSHIP OF COMMON STOCK BY THE
                     PRINCIPAL STOCKHOLDERS AND MANAGEMENT

    The following table sets forth information as of August 18, 2000 (unless otherwise indicated), with respect to the beneficial ownership of the Company's Common Stock by (i) each director of the Company, (ii) each of the Chief Executive Officer and the other four most highly compensated executive officers of the Company as of December 31, 1999 ("Named Executive Officers"), (iii) all directors and executive officers of the Company as a group, and (iv) each person who, to the best of the Company's knowledge, beneficially owns more than five percent of any class of the Company's voting securities. Except as otherwise indicated, persons listed below have sole voting and investment power with respect to all shares held by them, except to the extent such power may be shared with a spouse.

                                                                COMMON STOCK
                                                             BENEFICIALLY OWNED
                                                                   (1)(2)         PERCENT OF CLASS (3)
                                                             ------------------   --------------------
DIRECTORS
Wilbur H. Gantz (4)........................................         835,984               4.89
John L. Gordon.............................................          47,848                  *
Elizabeth M. Greetham......................................          48,771                  *
Alan R. Meyer..............................................         167,558               1.00
Michael J. Montgomery (5)..................................          59,880                  *
Arthur W. Nienhuis.........................................          32,000                  *
Talat M. Othman............................................          50,572                  *
Eugene L. Step.............................................          66,500                  *
James R. Tobin.............................................          46,848                  *
Fred Wilpon (6)............................................         900,598               5.39

NAMED EXECUTIVE OFFICERS (WHO ARE NOT DIRECTORS)
William R. Baker...........................................          60,302                  *
A. Bruce Montgomery (7)....................................         197,890               1.18
Marc F. Wipperman..........................................          85,947                  *

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE SECRETARY AS A
  GROUP
(15 individuals, including those named above)
  (2)(4)(5)(6)(7)(8).......................................       2,676,046              14.81

                                                                COMMON STOCK
                                                             BENEFICIALLY OWNED
                                                                   (1)(2)         PERCENT OF CLASS (3)
                                                             ------------------   --------------------
PRINCIPAL STOCKHOLDERS

OrbiMed Advisors, Inc. (11)................................         881,000               5.30
  c/o OrbiMed Advisors LLC
  767 Third Avenue, 6th Floor
  New York, New York 10010
Marvin B. Tepper (8).......................................         875,348               5.24
  c/o Sterling PathoGenesis Company
  575 Fifth Avenue
  New York, New York 10017
Saul B. Katz (9)...........................................         855,000               5.14
  c/o Sterling PathoGenesis Company
  575 Fifth Avenue
  New York, New York 10017
Lord, Abbett & Co. (10)....................................         822,500               5.01
  90 Hudson Street
  Jersey City, New Jersey 07302

------------------------

*   Less than one percent.

(1) Unless otherwise indicated, the persons named in the table above have sole voting and investment power over all shares beneficially owned by them, subject to applicable community property laws. Beneficially owned shares include shares subject to options exercisable within 60 days after August 18, 2000.

(2) Includes shares subject to options that were exercisable within 60 days of August 18, 2000 as follows: Dr. Baker--59,125; Mr. Gantz--484,999;
    Dr. Gordon--42,848; Ms. Greetham--46,000; Mr. Meyer--155,000; Mr. M.
    Montgomery--51,098; Dr. Nienhuis--32,000; Mr. Othman--50,572;
    Mr. Step--61,500; Mr. Tobin--34,348; Mr. Wilpon--81,598; Dr. A. B.
    Montgomery--181,874; Mr. Wipperman--83,750; and Mr. Tepper--75,348.

(3) Based on 16,627,661 shares outstanding as of August 18, 2000, unless otherwise indicated. In computing the percentages shown in the table, shares subject to options held by a named person that are exercisable within 60 days after August 18, 2000 are treated as outstanding in determining the percentage ownership of that person.

(4) Includes (i) 18,750 shares held by The Wilbur H. Gantz 1992 Irrevocable GST Trust, of which Mr. Gantz is Trustee and (ii) 112,500 shares held by The Wilbur H. Gantz 1992 Irrevocable Children's Trust. Mr. Gantz disclaims beneficial ownership as to all of such shares. Also includes 1,875 shares held by Mr. Gantz's wife and 25,850 shares held by a trust for her benefit, although Mr. Gantz disclaims beneficial ownership of shares held by Mrs. Gantz and that trust.

(5) Includes 532 shares owned by Mr. Montgomery's minor children. Does not include shares beneficially owned by A. Bruce Montgomery.

(6) Includes (i) 800,000 shares held by Sterling PathoGenesis Company, of which Mr. Wilpon is managing partner; (ii) 9,000 shares held jointly with Mr. Wilpon's wife; and (iii) 10,000 shares held jointly with a partner in Sterling PathoGenesis Company. Mr. Wilpon disclaims beneficial ownership of such 819,000 shares except to the extent of his pecuniary interest.

(7) Includes 6,400 shares owned by Dr. Montgomery's wife as custodian for minor children, as to which Dr. Montgomery disclaims beneficial ownership. Does not include shares beneficially owned by Michael J. Montgomery.

(8) Includes 800,000 shares held by Sterling PathoGenesis Company, of which Mr. Tepper is a partner. Mr. Tepper disclaims beneficial ownership of such shares except to the extent of his pecuniary interest. Mr. Tepper is the Company's Corporate Secretary.

(9) Based on Amendment No. 1 to Schedule 13D filed on May 12, 1999 by Saul B. Katz, Fred Wilpon and Marvin Tepper, reporting beneficial ownership as of May 10, 1999 and includes (i) 5,000 shares owned jointly with Mr. Katz's spouse, (ii) 800,000 shares held by Sterling PathoGenesis Company, of which Mr. Katz is a partner (of which Fred Wilpon, one of our directors, and Marvin B. Tepper, our Corporate Secretary, are also partners), and
    (iii) 10,000 shares held jointly with a partner in Sterling PathoGenesis Company. Mr. Katz disclaims beneficial ownership as to all of such 815,000 shares except to the extent of his pecuniary interest.

(10) Based on a Schedule 13G filed on February 8, 2000 by Lord, Abbett & Co., reporting beneficial ownership as of December 31, 1999.

(11) Based on Schedule 13G filed on May 1, 2000 by OrbiMed Advisors, Inc., reporting beneficial ownership as of April 20, 2000.

                               BOARD OF DIRECTORS

    The Board of Directors is divided into three classes with staggered terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Biographical information on each director, including his or her age, follows:

                             TERMS EXPIRING IN 2001

    TALAT M. OTHMAN, 64 (Director since September 1992). Mr. Othman has been Chairman and Chief Executive Officer of Grove Financial, Inc. (investment management company) since September 1995. Previously, he was Chairman, President and Chief Executive Officer of Dearborn Financial, Inc. (investment management company). He is a director of the Middle East Policy Council in Washington, D.C., a member of the Board of Governors of St. Jude Children's Research Hospital and a trustee of the Center for Excellence in Education in Washington, D.C. Previously, he was a director of Harken Energy Corporation (oil and gas exploration company) and Hartmarx Corporation (apparel manufacturer) and President of the Arab Bankers Association of North America.

    EUGENE L. STEP, 71 (Director since April 1992). Mr. Step was Executive Vice President, a director and a member of the Executive Committee of Eli Lilly and Company (pharmaceutical company) and President of its Pharmaceutical Division prior to his retirement in 1992. Since his retirement, Mr. Step has been a private investor. He is a former Chairman of the Pharmaceutical Manufacturers Association (now PhRMA) and former President of the International Pharmaceutical Manufacturers Association. He is a director of CellGenesys Inc. (biotechnology company), DBT Online, Inc. (data management company), Guidant Corp. (medical device company), Medco Research Inc. (medical research company) and Scios Inc. (biotechnology company).

    JAMES R. TOBIN, 56 (Director since January 1999). Mr. Tobin is President, Chief Executive Officer and a director of Boston Scientific Corporation (medical device manufacturer). He was Chief Executive Officer of Biogen, Inc. (biopharmaceutical company) from 1997 to 1998, and its President and Chief Operating Officer from 1994 to 1997. Previously, he was President and Chief Operating Officer of Baxter International, Inc. (healthcare products company). He is a director of Creative BioMolecules Inc. (biopharmaceutical company) and PE Corp. (genomic and sequencing instrumentation company).

    FRED WILPON, 63 (Director since January 1992). Mr. Wilpon, a founder of the Company, was Chairman of the Board from May 1995 to January 1998. He is co-founder and Chairman of the Board of Sterling Equities, Inc. (real estate developer) and is President and Chief Executive Officer of the New York Mets baseball team. He is a director of Bear, Stearns & Co. Inc. (investment bank) and of Loews Corporation (holding company).

                             TERMS EXPIRING IN 2002

    ELIZABETH M. GREETHAM, 51 (Director since November 1996). Ms. Greetham has been President of ACCL Financial Consultants Ltd. (pharmaceutical consultants) and Chief Financial Officer of Drug Abuse Sciences Inc. (pharmaceutical company) since April 1999. Previously, she was a Portfolio Manager for Weiss, Peck & Greer, L.L.C. (investment adviser). She is a director of various pharmaceutical companies, including CliniChem Development Corporation (a Canadian corporation), Guilford Pharmaceuticals Inc. and SangStat Medical Corporation.

    ALAN R. MEYER, 47 (Director since December 1992, Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary). Mr. Meyer joined the Company in 1992 as Vice President and Chief Financial Officer and a director. He became Senior Vice President and Chief Financial Officer in
July 1995, when he also assumed the office of Assistant Secretary, and became Executive

Vice President in January 1998 and Treasurer in August 1999. Previously, he was chief financial officer for several development stage healthcare companies, held corporate finance and corporate development positions with Baxter Healthcare Corporation (healthcare products company) and was a management consultant with Arthur Andersen & Co. (public accounting firm).

    MICHAEL J. MONTGOMERY, 45 (Director since July 1995). Mr. Montgomery is a Co-Managing Director of Digital Coast Partners (merchant bank). Previously, he was the President and Chief Executive Officer from May 1998 to September 1999, and President and Chief Operating Officer from September 1996 to May 1998, of Sega GameWorks L.L.C. (entertainment company). He was a senior executive of DreamWorks SKG (entertainment company) from 1995 to 1996. Previously, he was Executive Vice President and Chief Financial Officer of Euro Disney SCA (theme park operator) and Vice President and Treasurer of The Walt Disney Company (entertainment company). Mr. Montgomery is a brother of A. Bruce Montgomery, Executive Vice President, Research and Development, of the Company.

                             TERMS EXPIRING IN 2003

    WILBUR H. GANTZ, 62 (Director since March 1992, Chairman, Chief Executive Officer and President). Mr. Gantz, a founder of the Company, has been Chief Executive Officer and President of the Company since 1992 and Chairman since January 1998. Previously, he was President of Baxter International Inc. (healthcare products company). He is a director of The Gillette Company (personal care products company), W.W. Grainger, Inc. (maintenance, repair and operating supplies and services provider), Harris Bancorp (bank holding company) and Harris Trust and Savings Bank. He is a former trustee of Princeton University.

    JOHN L. GORDON, PH.D., Sc.D, 56 (Director since November 1997). Dr. Gordon is founder and Chairman of Quercus Management Limited, a biotechnology support company based in Oxford, England. He was Chief Executive Officer of Neures Limited (biotechnology company) from 1994 to 1996, and previously was Director of Research of Neures' parent company, British Biotech plc. He is a director of Finsbury Life Sciences Investment Trust PLC, a publicly held company in the U.K.

    ARTHUR W. NIENHUIS, M.D., 59 (Director since July 1998). Dr. Nienhuis has been Director of St. Jude Children's Research Hospital since 1993. Previously, he was chief of the Clinical Hematology Branch at the National Heart, Lung & Blood Institute at the National Institutes of Health and held appointments at Boston's Massachusetts General Hospital and Harvard Medical School. He is a director of the American Association of Cancer Institutes and the author of more than 230 published scientific papers.

DIRECTOR COMPENSATION

    Directors who are officers or employees of the Company are reimbursed for out-of-pocket expenses incurred by them in connection with their travel to and attendance at meetings of the Board of Directors or its committees.

    In addition to the reimbursement of expenses, under the Company 1998 Program for Non-Employee Directors for the years 1998-2002, as amended, each non-employee director is compensated in cash and options to purchase common stock as follows:

ANNUAL RETAINER:        Basic.......................................................  $15,000
                        Executive Committee chair supplement........................   10,000
                        Other committee chair supplement............................    5,000

       Instead of receiving the basic annual retainer for the years 1998-2002 in cash, each non-employee director may elect, on January 1, 1998 or, if later, upon initial election to the board, to receive a stock option (in addition to the grant described below) having an aggregate exercise price equal to four times the amount of cash retainer waived. The options will vest on the first day of each year (or portion of a year) through 2002 in which the optionee was a director, to the extent of a fraction of the entire option whose numerator is the amount of the basic retainer for such year represented by the option and whose denominator is the amount of base retainer for all years during the term of the program. Each option granted to a director has a ten-year term and is granted at an exercise price equal to the fair market value of the common stock on the grant date.

MEETING FEE:   For each board or committee meeting attended in person or by telephone.....          $1,000

OPTION GRANT:  INITIAL GRANT
                         20,000 shares upon initial election to the board

               SUBSEQUENT ANNUAL GRANT
               Basic......................................................................    6,000 shares
               Executive Committee chair supplement.......................................    2,000 shares
               Other committee chair supplement...........................................    1,000 shares

       Each such option is fully vested on the date of grant, generally has a ten-year term and is granted at an exercise price equal to the fair market value of the common stock on the date of grant.

       During 1999, the non-employee directors received grants of fully vested options to purchase an aggregate of 150,000 shares of common stock at a weighted average exercise price of $15.81 per share. In addition, on May 31, 2000, the non-employee directors received annual grants of fully vested options to purchase an aggregate of 52,000 shares at the then-market price.

1999 BOARD MEETINGS

    During 1999, the Board of Directors held a total of seven meetings. In 1999, all incumbent directors attended at least 75% percent of the meetings of the Board and of the Board committees on which they served.

BOARD COMMITTEES

    The Board of Directors had three standing committees in 1999 (which increased to four committees in June 2000), which are described below.

    AUDIT/FINANCE COMMITTEE. The Audit/Finance Committee recommends the appointment of the Company's independent auditors. In addition, it reviews auditing arrangements with the independent auditors, the scope and results of their audits, any problems they may identify regarding internal accounting controls and their recommendations. It also meets with the Company's Chief Financial Officer to review the Company's programs, policies and procedures on financial controls and internal auditing. The Audit/Finance Committee also reviews with the Chief Financial Officer the Company's investment securities and cash management programs and policies. The Audit/Finance Committee is prepared to meet at any time at the request of the independent auditors or the Chief Financial Officer to review any special situation that may arise relating to audit/finance matters. In 1999, the committee met once.

    COMPENSATION COMMITTEE. The Compensation and Nominating Committee administers the compensation and benefit programs for the Company's officers, employees and consultants, including the Company's stock option and stock purchase plans. It determines stock option grants to the Chief

Executive Officer and makes recommendations to the full Board on the compensation of the Chief Executive Officer and non-employee members of the Board. It also makes recommendations to the Board of Directors on any proposed plan or program that would benefit the senior executives and regarding candidates for the board and executive offices.

    NOMINATING COMMITTEE. The Nominating Committee makes recommendations to the Board of Directors regarding candidates for nomination as directors. The committee would consider candidates for director suggested by shareholders who comply with the procedures established in the Company's By-Laws. (Prior to June 2000 there was a combined Compensation and Nominating Committee.) The committee (which until June 2000 was the Compensation and Nominating Committee and also performed the duties of the current Nominating Committee) held six meetings during 1999.

    EXECUTIVE COMMITTEE. The Executive Committee has the authority to take any action that the Board of Directors may take, subject to some restrictions imposed by law. The committee met on nine occasions and acted by written consent once in 1999.

    COMMITTEE MEMBERS. The committee members listed below, with the Chairman listed first:

      AUDIT/FINANCE               COMPENSATION                EXECUTIVE                NOMINATING
-------------------------   -------------------------   ---------------------   ------------------------
Eugene L. Step, Chairman    Talat M. Othman, Chairman   Fred Wilpon, Chairman   James R. Tobin, Chairman
Elizabeth M. Greetham       John L. Gordon              Wilbur H. Gantz         Michael J. Montgomery
Fred Wilpon                 James R. Tobin              Talat M. Othman         Fred Wilpon
Arthur W. Nienhuis          Fred Wilpon                 Eugene L. Step

                 COMPENSATION COMMITTEE INTERLOCKS AND INSIDER
                    PARTICIPATION IN COMPENSATION DECISIONS

    The following are members of the Compensation Committee: Mr. Talat M. Othman, who serves as Chairman of the Compensation Committee; Mr. John L. Gordon; Mr. James R. Tobin; and Mr. Fred Wilpon. None of the Company's current or past executive officers or employees serves on the Compensation Committee. None of the Company's executive officers serves on the board or the compensation committee of any entity whose directors or officers serve on the Company's Compensation Committee.

                               EXECUTIVE OFFICERS

    In addition to Wilbur H. Gantz and Alan R. Meyer, who are directors, the names, ages and experience of the executive officers of the Company as of August 21, 2000 are as follows.

    A. BRUCE MONTGOMERY, M.D., 47 (Executive Vice President, Research and Development). Dr. Montgomery has been Executive Vice President, Research and Development since January 1998. He joined the Company in 1993 as Vice President of Medical and Regulatory Development Affairs and was promoted to Senior Vice President in July 1995. From 1989 to November 1993, he was Associate Director of Clinical Research at Genentech, Inc. (biotechnology company), where he was involved in the clinical development of Pulmozyme, an inhaled drug for cystic fibrosis patients. Previously, he was Assistant Professor of Medicine and Director of the Medical Intensive Care Unit, Pulmonary Disease Section, Department of Medicine, State University of New York, Stony Brook, New York, and Assistant Professor of Medicine in Residence, University of California, San Francisco, and Cardiovascular Research Institute, Chest Service, San Francisco General Hospital. He is co-inventor of two use patents related to aerosolized pentamidine, a drug for an AIDS-related infection. Dr. Montgomery is a brother of Michael J. Montgomery, one of the Company's directors.

    MARC F. WIPPERMAN, 48 (Senior Vice President, Operations). Mr. Wipperman joined the Company in 1996 as Vice President, Manufacturing, and was promoted to Senior Vice President, Operations in January 1998. He oversees the development and commercialization of manufacturing processes, from the sourcing of raw materials to production, quality control and distribution. From 1995 to 1996, he was

President of Certified Manufacturing Corporation (pharmaceutical consulting firm). Previously, he was a consultant to the pharmaceutical industry and held a variety of management, manufacturing and engineering positions with Johnson & Johnson (pharmaceutical company).

    WILLIAM R. BAKER, PH.D., 48 (Senior Vice President, Research and Preclinical Development). Dr. Baker was promoted to his current position in November 1999. He joined the Company in 1993 as Director of Chemistry and was promoted to Vice President of Research in 1996. Previously, he held various research management positions in the Pharmaceutical Products Division of Abbott Laboratories (pharmaceutical company).

    DINENDRA M. SEN, 50 (Senior Vice President, Sales and Marketing). Mr. Sen joined the Company as Senior Vice President, Sales and Marketing in
January 2000. He was Vice President of Sales and Marketing of Schwarz Pharmaceuticals (U.S. division of a German-based company of the same name) from 1998 to January 2000, Director, Oncology and ID Marketing of Amgen, Inc. (pharmaceutical company) from 1995 to 1998, and its Marketing Manager, Epogen from 1992 to 1995. Previously, he was a consultant with The Alexander Group (marketing consultants) and held a marketing development position in the pharmaceutical products division of Abbott Laboratories (pharmaceutical company).

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act, requires the Company's executive officers and directors, and persons who are holders of more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership on Forms 3, 4, and 5 with the Commission and the New York Stock Exchange, Inc., and to furnish the Company with copies of these forms. Based on its review of the copies of Forms 3, 4, and 5 submitted to the Company, the Company believes that all the executive officers, directors, and persons who hold more than ten percent of the Common Stock of the Company complied with all filing requirements imposed by Section 16(a) of the Exchange Act during 1999.

                             EXECUTIVE COMPENSATION

COMPENSATION OF NAMED EXECUTIVE OFFICERS

    The following table shows information concerning the compensation paid for services rendered in all capacities to the Company and its subsidiaries for 1997, 1998 and 1999 for Named Executive Officers. The compensation described in this table was paid by the Company.

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG-TERM
                                                                                       COMPENSATION
                                                            ANNUAL COMPENSATIONS    ------------------
                                                            ---------------------         SHARES
                   NAME AND                                  SALARY       BONUS     UNDERLYING OPTIONS
              PRINCIPAL POSITION                   YEAR        ($)         ($)             (#)
              ------------------                 --------   ---------   ---------   ------------------
William H. Gantz...............................    1999     $392,200    $      0         375,000
  Chairman, Chief Executive                        1998      370,000     185,000         100,000
  Officer and President                            1997      302,320     175,000          75,000

A. Bruce Montgomery............................    1999      278,300           0          90,000
  Executive Vice President,                        1998      265,000     106,000          30,000
  Research and Development                         1997      201,660      85,000          80,000

Alan R. Meyer..................................    1999      233,200           0          90,000
  Executive Vice President,                        1998      220,000      88,000          30,000
  Chief Financial Officer,                         1997      187,200      81,000          20,000
  Treasurer and Assistant Secretary

Marc F. Wipperman..............................    1999      227,900           0          75,000
  Senior Vice President,                           1998      215,000      72,550          20,000
  Operations                                       1997      190,000      66,000               0

William R. Baker...............................    1999      173,333           0          60,000
  Senior Vice President,
  Research and Preclinical
  Development (1)

------------------------

(1) Dr. Baker became an executive officer when he was elected Senior Vice President, Research and Preclinical Development in November 1999.

GRANTS OF OPTIONS

    The following table provides information related to stock options granted to the Named Executive Officers during the fiscal year ended December 31, 1999.

                             OPTION GRANTS IN 1999

                                                                                            POTENTIAL REALIZABLE
                                                                                              VALUE AT ASSUMED
                                     NUMBER OF    PERCENT OF                                  ANNUAL RATES OF
                                       SHARES       TOTAL                                       STOCK PRICE
                                     UNDERLYING    OPTIONS                                    APPRECIATION FOR
                                      OPTIONS     GRANTED TO   EXERCISE OR                    OPTION TERM (2)
                                      GRANTED     EMPLOYEES    BASE PRICE    EXPIRATION   ------------------------
               NAME                     (1)        IN YEAR      ($/SHARE)       DATE          5%           10%
               ----                  ----------   ----------   -----------   ----------   ----------   -----------
William H. Gantz...................   125,000         7.6%       $50.250       1/26/09    $3,950,244   $10,010,695
                                      250,000        15.3         13.875        8/2/09     2,181,478     5,528,294
A. Bruce Montgomery................    30,000         1.8         50.250       1/26/09       948,059     2,402,567
                                       60,000         3.7         13.875        8/2/09       523,555     1,326,791
Alan R. Meyer......................    30,000         1.8         50.250       1/26/09       948,059     2,402,567
                                       60,000         3.7         13.875        8/2/09       523,555     1,326,791
Marc F. Wipperman..................    25,000         1.5         50.250       1/26/09       790,049     2,002,139
                                       50,000         3.1         13.875        8/2/09       436,296     1,105,659
William R. Baker...................    10,000         0.6         50.250       1/26/09       316,020       800,856
                                       20,000         1.2         13.875        8/2/09       174,518       442,264
                                       30,000         1.8         16.125      11/11/09       304,228       770,973

------------------------

(1) The exercise price of each option is the fair market value of the common stock on the date of grant. Other than the option granted to Mr. Gantz on January 26, 1999, which vested fully on the grant date, these options vest cumulatively in four equal annual installments beginning on the first anniversary of the grant date.

(2) These values are calculated using assumed annual rates of stock price appreciation as required by the rules of the Commission. The actual value of the options will vary according to the market price of the common stock. This table does not suggest that any amount shown will be realized.

    In addition, in the ordinary course, Messrs. Gantz, Montgomery, Meyer, Wipperman, Baker and Sen received option grants on June 1, 2000 at the then-market price in the following amounts, respectively: 50,000, 15,000, 15,000, 12,500, 12,500 and 12,500.

         AGGREGATED OPTION EXERCISES IN 1999 AND YEAR-END OPTION VALUES

    No options were exercised by any Named Executive Officer in 1999.

                                                     NUMBER OF SHARES
                                                  UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                         OPTION AT              IN-THE-MONEY OPTIONS AT
                                                         YEAR-END                    YEAR-END (1)
                                                ---------------------------   ---------------------------
                     NAME                       EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                     ----                       -----------   -------------   -----------   -------------
Wilbur H. Gantz...............................    378,750        362,500      $1,674,922     $1,890,625
A. Bruce Montgomery...........................    125,625        158,750         695,117        486,172
Alan R. Meyer.................................    116,250        126,250       1,009,141        473,203
Marc F. Wipperman.............................     46,250        103,750         258,984        464,453
William R. Baker..............................     43,000         76,500         330,547        333,828

------------------------

(1) These figures are based on a price of $21.4375 per share, the closing price of the common stock on December 31, 1999, as quoted on the Nasdaq National Market, as reported by The Wall Street Journal (Midwest Edition).

EMPLOYMENT CONTRACTS, TERMINATION AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

    EMPLOYMENT AND SEVERANCE ARRANGEMENTS WITH THE COMPANY. The Company has a month-to-month employment agreement with A. Bruce Montgomery, under which Dr. Montgomery is entitled to receive an annual base salary and bonus (up to 30% of the annual base salary) as the board of directors determines. He also is entitled to receive benefits offered to the Company's employees generally. The agreement permits the Company to terminate Dr. Montgomery's employment for cause. The agreement also prohibits Dr. Montgomery from competing with the Company for one year following termination of his employment.

    The Company has a quarter-to-quarter employment agreement with Marc F. Wipperman, under which he is entitled to receive an annual base salary and bonus (up to 25% of the annual base salary) as the Board of Directors determines. He also is entitled to receive benefits offered to the Company's employees generally. The agreement permits the Company to terminate his employment for cause. The agreement also prohibits him from competing with the Company for one year following termination of his employment.

    The Company has employment agreements with each of the Company's senior executives, including the Named Executive Officers. Each such agreement provides for the payment of compensation and benefits if the executive's employment is terminated following a change in control of the Company. Each executive whose employment is terminated within two years following a change in control will receive compensation under the agreement only if the termination was by the Company without cause or by the executive for good reason. Once effective, the agreements provide, in addition to unpaid ordinary compensation and benefits, a lump sum cash payment equal to two times (three times in the case of the Chief Executive Officer) the executive's annual compensation and certain other benefits, including assistance in outplacement.

COMPENSATION AND NOMINATING COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee (known as the Compensation and Nominating Committee until June 2000) of the Board of Directors is responsible for determining the compensation of the Company's executive officers, including the Named Executive Officers. In making its determinations, the committee relies on input from an independent compensation consultant and reviews appropriate decisions with all non-employee directors, who constitute a majority of the full board. Six meetings of the committee were held during 1999.

WHAT IS THE COMPANY'S COMPENSATION PHILOSOPHY?

    The Company's executive compensation program reflects the philosophy that executives' rewards should be structured to closely align their interests with those of stockholders. The program emphasizes pay for performance, stock-based incentives and stock ownership. The Company applies the same compensation philosophy to other employees in the interests of motivation, teamwork and fairness.

    Although individual performance and Company performance are the primary determinants of individual pay amounts, the committee uses compensation surveys and external competitiveness as tests for reasonableness in view of the Company's need to compete for the best talent in the industry segment. The Company considers the primary competitive market to be other emerging biopharmaceutical companies of comparable market value, size, operating complexity and growth potential. Those include some but not all of the companies that are included in the peer group index used in "Performance Comparison" below.

WHAT ARE THE ELEMENTS OF EXECUTIVE COMPENSATION?

    The Company's executive compensation program in 1999 consisted of base salaries, annual incentives and long-term incentives in the form of stock options. The mix of compensation is weighted more heavily toward performance-based incentives than base salaries as position level advances.

    BASE SALARIES. The base salaries of the Named Executive Officers are set to reflect the competitive market and individual responsibilities, experience, leadership and contributions to the Company's success. In 1999, the Named Executive Officers received merit increases in base salary of 5% to 6%, reflecting the committee's subjective assessment of those factors. Dr. Baker also received an increase based on his promotion to Senior Vice President. The committee believes that current base salaries of the Named Executive Officers generally are in the median range for comparable positions, which is in accordance with the Company's goal to be competitive in recruiting and retaining talent.

    ANNUAL INCENTIVES. Each executive officer is eligible to receive an annual incentive award based on the committee's assessment of his or her individual performance and the performance of the Company. At the beginning of each fiscal year, the committee establishes a target bonus level for each participating executive to be paid after year-end if individual and Company performance expectations are fully achieved. In 1999, those target bonus levels ranged from 25% to 50% of base salary, and were intended, when added to base salaries, to result in total annual compensation approximately comparable to the competitive market. Following the end of each year, the committee determines the actual incentive award for each executive, which may be above or below the target level for that executive, based on the committee's subjective evaluation of individual and Company performance. The committee does not assign quantitative relative weights to different factors or follow mathematical formulas. Rather, it makes its determination in each case after considering the factors it deems relevant at the time. No cash bonuses were awarded to any of the Named Executive Officers for 1999 because sales and other Company objectives were not met.

    LONG-TERM INCENTIVES. The Company uses stock options as the primary long-term incentive award to align employee interests with those of stockholders. Stock options are normally granted annually. In general, they have ten-year terms and vest cumulatively in equal installments on each of the first four anniversaries of the grant date. Individual option grants are based on grant guidelines designed to approximate the present value of median annual long-term incentives for comparable companies and positions. Individual grants to the Named Executive Officers have varied above and below the guidelines based upon the committee's discretionary evaluation of individual performance, past grant history and other relevant factors.

    Regular annual option grants were made to executive officers and other employees based on the competitive grant guidelines in January 1999, prior to a significant decline in the Company's stock price. In order to retain well-qualified employees and provide strong incentives to regain shareholder value, the committee made special one-time stock option grants to the general employee population in May 1999. The special grants were for approximately two times the number of shares under regular annual grants. It followed with similar grants to executive officers, including each of the Named Executive Officers, in August 1999.

HOW DOES THE COMPANY COMPENSATE THE CHIEF EXECUTIVE OFFICER?

    The committee increased Mr. Gantz's base salary by 6% in 1999. The increase reflects the critical job responsibilities of the chief executive officer and his successful contributions toward making the Company a leader in the market for inhaled drugs to treat lung infections. The committee believes that Mr. Gantz's salary is in the median range for comparable positions. As noted above, neither Mr. Gantz nor any of the other Named Executive Officers received any annual incentive award for 1999, in view of the Company's 1999 performance relative to its objectives. Based on the same formula as used for the general employee population and other Named Executive Officers, he received a regular annual option grant for 125,000 shares in January 1999 and a subsequent special grant for 250,000 shares in August 1999.

IS THE COMPANY SUBJECT TO LIMITS ON TAX DEDUCTIBILITY OF COMPENSATION?

    Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction to public companies for compensation in excess of $1 million to a company's chief executive officer or any of the four other most highly compensated executive officers. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. The committee believes that stock options granted under the Company's 1992 Stock Option Plan, 1997 Stock Option Plan and 1999 Stock Plan qualify as performance-based compensation. Currently, none of the Named Executive Officers earns more than $1 million in combined salary and annual incentives. The committee's present intention is to comply with Section 162(m) to maximize tax deductibility to the extent compatible with the Company's pay philosophy and strategic goals.

                               PERFORMANCE GRAPH*

    The graph below compares the cumulative total return on Company Common Stock from November 22, 1995 (the date the Common Stock began trading on the Nasdaq National Market) through June 30, 2000 with the cumulative total return of the Nasdaq Stock Market Total Return Index and the Nasdaq Pharmaceuticals Stock Index. Cumulative total return values were calculated assuming an investment of $100 on November 22, 1995 and reinvestment of dividends. The historical stock price performance is not necessarily indicative of future results.

                           CUMULATIVE TOTAL RETURNS,
       PATHOGENESIS CORPORATION, NASDAQ STOCK MARKET TOTAL RETURN INDEX,
                       NASDAQ PHARMACEUTICALS STOCK INDEX

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

          PATHOGENESIS  NASDAQ STOCK MARKET TOTAL RETURN INDEX  NASDAQ PHARMACEUTICALS STOCK INDEX
11/22/95       $100.00                                 $100.00                             $100.00
12/29/95        110.00                                  103.29                              120.88
3/29/96         163.75                                  108.13                              125.77
6/28/96         155.00                                  116.94                              122.18
9/30/96         177.50                                  121.12                              124.98
12/31/96        217.50                                  127.09                              121.25
3/31/97         250.00                                  120.20                              115.16
6/30/97         291.25                                  142.22                              124.32
9/30/97         355.00                                  166.28                              139.45
12/31/97        371.25                                  155.72                              125.23
3/31/98         335.00                                  182.25                              137.59
6/30/98         290.00                                  187.25                              127.33
9/30/98         333.75                                  168.97                              120.05
12/31/98        580.00                                  219.57                              159.31
3/31/99         133.13                                  246.09                              174.80
6/30/99         141.88                                  269.28                              178.08
9/30/99         153.75                                  275.80                              203.39
12/31/99        214.38                                  406.34                              296.43
3/31/00         227.50                                  446.50                              342.01
6/30/00         260.00                                  398.30                              393.90

CRSP TOTAL RETURNS FOR:  11/22/95   12/29/95   12/31/96   12/31/97   12/31/98   12/31/99   3/31/2000   6/30/2000
-----------------------  --------   --------   --------   --------   --------   --------   ---------   ---------
PathoGenesis
  Corporation.........   $100.00    $110.00    $217.50    $371.25    $580.00    $214.38     $227.50     $260.00
Nasdaq Stock Market...    100.00     103.29     127.09     155.72     219.57     406.34      446.50      398.30
Nasdaq Pharmaceuticals
  Stock Index.........    100.00     120.88     121.25     125.23     159.31     296.43      342.01      393.90

------------------------

*   Source: Center for Research in Security Prices (CRSP)